FAB GLOBAL INC.
              (formerly known as Marci International Imports, Inc.)
                             42 Broadway, Suite 1101
                            New York, New York 10004
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            INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
              SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

          NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
                           AND CHANGE OF COMPANY NAME
                                February 25, 2000
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     This Information  Statement ("Notice") is being mailed on or about February
28, 2000, to the stockholders of FAB Global Inc., a Georgia corporation formerly known as Marci International Imports, Inc. (the "Company"), to inform the stockholders that effective at 8:00 a.m., New York Time, sometime in March, 2000, conforming with the time requirements of rule 14F-1, Ms. Sally A. Fonner will resign her position as the Company's sole director and appoint a successor Board of Directors (the "Board") consisting of five members identified herein (the "New Directors"). This change in the Board was a negotiated element of a recently announced business combination agreement (the "Agreement") between the Company and Wavecount, Inc., a Delaware corporation ("Wavecount)". No action of the Company's stockholders is required in connection with the appointment of the New Directors and proxies are not being solicited. Nonetheless, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to mail this Notice to its stockholders before the appointment of the New Directors can take effect.

     Please read this Notice carefully. It describes the terms of the Agreement and contains certain biographical and other information concerning the New Directors. Additional information about the Agreement and the business of the Company is contained in the Company's Current Reports on Form 8-K dated April 2, 1999 April 20, 1999 (as amended April 21, 1999 and May 3, 1999) and February 8, 2000 (as amended February 11) (the "Reports"), which were filed with the U.S. Securities and Exchange Commission ("SEC"). The Reports and their accompanying exhibits may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material may also be obtained from the Commission at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Reports may be obtained from the SEC's EDGAR archives at http://www.sec.gov/cgi-bin/srch-edgar.

     This Notice was prepared by the Company, except that information about the New Directors was furnished to the Company by the New Directors. The New Directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

            NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS
                      REQUIRED IN RESPONSE TO THIS NOTICE.
                        PROXIES ARE NOT BEING SOLICITED.

                   DESCRIPTION OF THE BUSINESS COMBINATION

     The business combination transactions that gave rise to the anticipated change in control of the Company are described in detail in the Company's Current Reports on Form 8-K dated April 20 (as amended April 21, 1999 and May 3,
1999)  and  February  8,  2000  (as  amended   February  11).  The  Reports  are
incorporated herein by this reference and all stockholders are urged to carefully review the Reports for a description of recent events affecting the Company and a description of the Company's proposed business activities.

     As a condition of the business combination described in the Company's Current Report on Form 8-K dated February 8, 2000 (as amended February 11), Ms. Fonner agreed to resign as the Company's sole director and appoint five New Directors nominated by Wavecount. The New Directors will not assume office, until 10 days after the Company files this Notice with the U.S. Securities and Exchange Commission (the "Commission") and sends copies of the Notice to all record stockholders. At that time, Ms. Fonner will appoint a successor Board consisting of five New Directors and resign from the Board. Thereafter, the New Directors and the executive officers they appoint will manage the Company's business.

                   OUTSTANDING SECURITIES AND VOTING RIGHTS

     The authorized capital stock of the Company consists of 25,000,000 shares of $0.01 par value common stock and 5,000,000 shares of $0.01 par value preferred stock. The preferred stock may be issued in one or more series as determined by the Board of Directors, and the board is authorized to fix the rights, preferences, privileges and restrictions of any such series. The Board of Directors may, without stockholder approval, provide for the issuance of preferred stock that could have voting, conversion or other rights superior to the rights of holders of Common Stock and such an action could have the effect of delaying or preventing a change in control of the Company. After giving effect to the REVERSE TAKE-OVER, there are approximately 7,150,000 shares of Common Stock issued and outstanding at the date of this Notice. No shares of preferred stock are outstanding. All issued and outstanding Common Stock of the Company is fully paid and nonassessable.

Common Stock

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by applicable law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes of capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding shares of Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporation changes such as liquidation, merger or amendment of the Certificate.

     Holders of shares of Common Stock are entitled to receive dividends, if, as, and when declared by the Board of Directors out of funds legally available therefor, after payment of dividends required to be paid on any outstanding shares of preferred stock. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities, subject to the liquidation preferences rights of any outstanding shares of preferred stock. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. The outstanding shares of Common Stock are fully paid and nonassessable. The shares of Common Stock issued upon conversion of preferred stock, or exercise of Warrants and payment therefor, will be validly issued, fully paid and nonassessable.

The Common Stock of the Company is listed on the NASD's OTC Electronic Bulletin Board under the symbol "FABV." Prior to the announcement of the REVERSE TAKE-OVER there was no active trading in the Company's Old Common for several years. The Company has been advised that the New Directors intend to file an application to list the Company's Common Stock on the Nasdaq Stock Market, but there can be no assurances about the timing of such application or whether the Company will ultimately satisfy the applicable Nasdaq initial listing requirements. The Company will not encourage trading of the Common Stock until it files a Current Report on Form 8-K containing detailed disclosure on its business, properties, financial condition and risk factors.
                                 Preferred Stock

     Under the Company's Certificate of Incorporation, the Board of Directors has the power, without further action by the holders of the Common Stock, to designate the relative rights and preferences of the Company's preferred stock, when and if issued. Such rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the Common Stock. The issuance of the preferred stock may have the effect of delaying or preventing a change in control of the Company and may have an adverse effect on the rights of the holders of Common Stock.

     The Board of Directors may, without further action by the stockholders of the Company, issue shares of preferred stock in one or more series and fix the rights and preferences thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting any series. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock. While the issuance of preferred stock provides desired flexibility in connection with additional financing, possible acquisitions and other corporate purposes, future issuances may have the effect of delaying, deferring or preventing the change of control of the Company without further action by the Shareholders and may discourage bids for the Common Stock at a premium over the market price.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table set forth the number of shares of Common Stock owned as of the date of this Notice by (i) each executive officer and director, (ii) executive officers and directors as a group, and (iii) each person who will own of record or own beneficially, more than five percent (5%) of the Company's outstanding Shares.


Name and Address of Beneficial Owner                      Shares     Percent
                                                           Owned     of Class

Wavecount, Inc. (1)                                      5,800,000    81.53%
Steven A. Muchnikoff(1)(2)                               5,800,000    81.53%
Randy M. Strausberg (1)(2)                               5,800,000    81.53%
David W. Parsons (1)(2)                                  5,800,000    81.53%
Marc Greenspan (1)(2)                                    5,800,000    81.53%
Executive Officers and Directors as a Group (5 persons)  5,800,000    81.53%

(1) c/o Wavecount, Inc., 42 Broadway, Suite 1101, New York, New York 10004. (2) Messrs. Strausberg and Muchnikoff are both directors and executive officers of Wavecount, Mr. Greenspan is a director nominee of Wavecount, and Mr. Parsons is both a director nominee and executive officer designate of Wavecount. They therefore may be deemed to be beneficial owners of the shares of Common Stock held, or entitled to be held, by Wavecount.


              COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

      Section 16(a) of the Exchange Act requires the Company's directors, executive officers and holders of more than 10% of the Company's Shares (collectively, "Principals") to file initial reports of ownership and reports of changes in ownership with the SEC. Sally A. Fonner, the Company's sole director, failed to file her "Initial Report of Beneficial Ownership" with respect to 2,000 shares of Old Common that she purchased prior to becoming a director of the Company in July, 1998. Except for the issuance of 96,400 shares of Common Stock to her on April 6, 1999 in accordance with the Plan of Reorganization approved by the Company's stockholders, Ms. Fonner has not engaged in any reportable transactions involving the Company's Common Stock. Ms. Fonner subsequently filed her Initial Report of Beneficial Ownership on May 6, 1999.

                                   MANAGEMENT

     The business affairs of the Company are managed by a Board of Directors, which presently consists of one member, Ms. Sally A. Fonner. The Board had 3 formal meetings during 1998 and Ms. Fonner attended every meeting. Ms. Fonner will be resigning and appointing five directors shortly after the time requirement for notification to stockholders have been met.

     The day to day business affairs of the Company are entrusted to its executive officers. The officers, who are appointed by the Board, hold office for the periods specified in their respective employment agreements. In connection with the REVERSE TAKE-OVER, Wavecount has nominated a slate of five New Directors who will assume their positions on March 6, 2000. Immediately thereafter, the newly constituted Board will nominate certain officers to manage the affairs of the Company. The nominees of Wavecount, and the positions to be held by each such nominee are set forth below. After their appointment, it is anticipated that the newly appointed directors and officers of the Company will continue to serve in such capacities for the foreseeable future.

Name                          Age         Position

Randy M. Strausberg           50          Chief Executive Officer
Steven A. Muchnikoff          44          Chief Operating Officer
David W. Parsons              46          Chief Legal Officer and Secretary
Marc Greenspan                45          Treasurer,   Manager  of  Government
Securities

     Under the terms of the New Transaction, Wavecount has the right to replace the current board of directors with its own nominees. Wavecount has nominated Randy M. Strausberg, Steven A. Muchnikoff, David W. Parsons, Marc Greenspan and Elroy Drake to serve as directors of Global (the "New Directors"). The proposed changes in the board of directors will not become effective and the New
Directors will not assume office until 10 days after we file an Information Statement and Notice of Change in the Majority of the Board of Directors with the SEC and send copies of the Notice to our stockholders. At that time, Sally
A. Fonner will appoint the New Directors and then resign as a director. Thereafter, the New Directors will manage the business.

     Randy M. Strausberg. Mr. Strausberg was a founder of Wavecount in or about September 1998. Currently, he is President of Wavecount. He has also been nominated to serve as a New Director. Mr. Strausberg served for one year as the director of fixed income trading in the New York Office of Credit Lyonnais, one year as a senior vice president, proprietary trading in the New York office of HSBC Securities, one year as a senior vice president, manager of fixed income in the New York office of Commerzbank Capital Markets and one year as a vice president, treasury department in the New York office of Bank Austria. Previously, Mr. Strausberg accumulated 24 years of experience as an employee and/or principal of several securities firms, including S.V.P., Deputy Manager of Fixed Income at Nikko Securities International, a Primary Dealer in U.S. Government Securities Mr. Strausberg is a 1970 graduate of Brooklyn College, City University of New York (BS in Economics) and a 1974 graduate of New York University Graduate School of Business (MBA). Mr. Strausberg holds various securities and commodities licenses including Series 3,4,7,24, 27, 53, 55, 63 and 73.

     Marc Greenspan. Mr. Greenspan is currently a nominee director of Wavecount. He has over twenty years of experience in trading U.S. Government Securities. He headed up the U.S. Government Securities Department at L.F. Rothschild and was Co-Manager of Arbitrage at Nikko Securities. Mr. Greenspan helped design the first issues of dealer created Zero-Coupon bonds at Paine Webber. He has designed a proprietary risk free guaranty structure using U.S. Treasury Zero-Coupon securities. He has a B.A. in Economics from Rutgers University and is a government securities principal.

     Steven A. Muchnikoff, Mr. Muchnikoff is a Director of Wavecount. He has over twenty years of experience in fixed income, currencies and equities. He was Vice President in charge of U.S. Treasury trading and sales for Nesbitt Burns Securities, London. At First Interstate Bank he assisted in the design of their U.S. Treasury Options program and also was Managing Director and Partner of Atlantic Alliance Securities, Ltd., London. Mr. Muchnikoff has a B.S. in Business Administration from the University of Southern California and is a registered principal with the Securities and Futures Authority, United Kingdom. He also has U.S. licenses with the NASD - series 7, 24 and 63.

     David W. Parsons. Mr. Parsons is General Counsel of Wavecount. Previously, Mr. Parsons had served as the general counsel or assistant gneral counsel for broker-dealers since 1994. He also was special counsel for financial affairs at Antioch College. Mr. Parsons has twenty years experience in the field of securities law including four years with the Division of Enforcement of the Securities and Exchange Commission and three years with the Antifraud Department of the National Association of Securities Dealers. Mr. Parsons is a 1975 graduate of New College, Sarasota, Florida (BA in Political Science) and a 1979 graduate of the Georgetown University Law Center (JD Cum Laude).

     Elroy Drake. Mr. Drake is a member of the Navajo Indian Nation, and has received his degree in Business administration from the Northern Arizona University. Mr. Drake has recently completed a four-year term as Navajo Nation Tax commissioner. During this term he assisted in the development of investment strategies for Navajo Nation Permanent Trust Fund, worth over one and a half billion dollars. Mr. Drake is the past CEO of the Hoopa Valley Indians' Department of Enterprises. While CEO of the Hoopa Valley Indians Enterprise Department he was instrumental in starting the Hoopa Valley Indian gaming Casino. He advised the Kayenta Township, the first independent city on the Navajo Nation, in the development of a sales tax in its city limits.

     Compensation of Executive Officers and Directors. Ms. Fonner has not received any cash compensation for services performed during the two years prior to the Transaction. In connection with the plan of reorganization approved by Marci's stockholders, certain persons designated by Capston received 300,000 shares of Common Stock for administrative and management services. Ms. Fonner received 96,400 of these shares of Common Stock for her personal account.

Employee               Position        Term         Salary     Initial Stock
                                                                  Option

Randy M. Strausberg       CEO        5 years       $150,000   250,000 shares (1)
David W. Parsons    General Counsel  5 years       $100,000   125,000 shares (1)
Steven Muchnikoff    Director, COO   5 years       $100,000   125,000 shares (1)
Marc Greenspan        Treasurer      5 years       $100,000   125,000 shares (1)
                     Manager of
                   Gov't Securities
                   Nominee Director

(1) stock options granted to our executives and key employees are exercisable at a price of 50 cents per share (cash exercise) and will vest after one year from February 1, 2000.

     In addition, each of the executives and key employees identified above will participate, without cost, in our standard employee benefit programs, including medial/hospitalization insurance and group life insurance, as in effect from time to time.

     The Board currently does not have any committees; after the appointment of the New Directors, the Board intends to form an Audit Committee and a Compensation Committee. The Audit Committee will review the services provided by the Company's independent accountants, consult with the independent accountants on audits and proposed audits of the Company and review certain filings with the SEC and the need for internal auditing procedures and the adequacy of internal controls. The Compensation Committee will determine executive compensation and review transactions between the Company and its affiliates, including any associates of affiliates.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In connection with a plan of reorganization previously approved by the Company's stockholders, certain persons designated by Capston Network Company (an affiliate of Ms. Fonner) received 300,000 shares of New Common for its administrative and management services. Ms. Fonner, the Company's former sole officer and director, received 96,400 of those shares for her personal account. In addition, 150,000 shares of New Common were issued to legal counsel for Capston for services rendered since 1996.

     All shares of New Common issued to designees of Capston, legal counsel for the parties and the finders were registered prior to issuance on a Form S-8 Registration Statement under the Securities Act of 1933.

     The Company believes that each of these transactions were on terms no less favorable to the Company than it could have obtained in transactions with unrelated third parties.


                       NOTIFICATION OF COMPANY NAME CHANGE


FOLLOWING  THEIR  APPOINTMENT  AS DIRECTORS OF THE  COMPANY,  THE NEW  DIRECTORS
INTEND TO PROPOSE CHANGING THE COMPANY'S NAME TO DUPONT DIRECT FINANCIAL HOLDINGS, INC., AND WAVECOUNT INTENDS TO APPROVE SUCH A CHANGE. SINCE WAVECOUNT IS THE BENEFICIAL OWNER OF MORE THAN 80% OF THE COMPANY'S COMMON STOCK, IT HAS THE LEGAL RIGHT AND AUTHORITY TO UNILATERALLY APPROVE SUCH A CHANGE WITHOUT THE CONSENT OR APPROVAL OF THE COMPANY'S OTHER STOCKHOLDERS. UPON THE EFFECTIVENESS OF THE PLANNED NAME CHANGE, THE COMPANY WILL BE REQUIRED TO (A) OBTAIN A NEW CUSIP NUMBER FOR ITS COMMON STOCK, (B) OBTAIN A NEW TRADING SYMBOL FOR ITS COMMON STOCK, AND (C) MAKE ARRANGEMENTS FOR THE EXCHANGE OF IT'S OUTSTANDING STOCK CERTIFICATES. THE PLANNED NAME CHANGE WILL NOT AFFECT ANY RIGHTS AND POWERS OF THE HOLDERS OF THE COMPANY'S COMMON STOCK.


Pursuant to the requirements of the Securities Exchange Act of 1934,the Company has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            FAB Global, Inc.

                                       ___________/s/_____________
                                       By:  Randy Strausberg
                                       President and Chief Executive Officer

                                       Dated:  February 25, 2000




              ___________/s/________________
              Sally A. Fonner, Sole Director
              Dated:  February 25, 2000